

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2014

Via E-mail
David C. Glendon
President and Chief Executive Officer
Sprague Resources LP
185 International Drive
Portsmouth, New Hampshire 03801

     Re: Sprague Resources LP
           Registration Statement on Form S-3
           Filed November 12, 2014
           File No. 333-200148
           Form 10-K for Fiscal Year Ended
           December 31, 2013
           Filed March 27, 2014
           Response dated December 12, 2014
           File No. 1-36137

Dear Mr. Glendon:

     We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

1. Please be advised that we will not be able to accelerate the effectiveness of your registration statement until you have cleared all comments on your periodic reports.

Form 10-K for Fiscal Year Ended December 31, 2013

     Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Gross Margin, page 43

2.   We note from your response to comment 2 in our letter dated December 3, 2014 that you will make clear that "Costs of products sold" excludes depreciation and amortization and that you will remove the "Gross margin" subtotal appearing in your financial statements and "Selected Financial Data" in future filings. Please also tell us whether and how you will address the presentation and discussion of gross margin included in the various tables in Management's Discussion and Analysis.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and the Securities Exchange Act of 1934 and all applicable Securities Act and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        If you have questions regarding comments on the financial statements and related matters, please contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721, or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, the undersigned at (202) 551-3745 with any other questions.

                                        Sincerely,

                                        /s/H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director

cc: Adorys Velazquez
        Vinson & Elkins LLP